Filed pursuant to Rule 424(b)(3)
File No. 333-216037

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated May 11, 2020

to

Prospectus dated April 17, 2020

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated April 17, 2020 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 36 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of June 1, 2020;

•	to disclose the calculation of our April 30, 2020 net asset value (“NAV”) per share for all share classes;

•	to provide updates on our portfolio and business;

•	to disclose our April 2020 distributions; and

•	to disclose the results of our April 2020 repurchase period.

June 1, 2020 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of June 1, 2020 (and repurchases as of May 31, 2020) is as follows:

Transaction Price (per share)
Class S	$25.2011
Class T	$24.9994
Class D	$25.0249
Class M	$25.0868
Class I	$24.5124
Class F*	$24.8418
Class Y*	$24.5422

*	We are offering Class F and Class Y shares in this offering only pursuant to our distribution reinvestment plan.

The June 1, 2020 transaction price for each of our share classes is equal to such class’s NAV per share as of April 30, 2020. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since April 30, 2020 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

April 30, 2020 NAV per Share

Our adviser calculates the NAV per share in accordance with the valuation guidelines approved by our board of directors for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for shares repurchased pursuant to our share repurchase plan. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.fsinvestments.com and is made available on our toll-free telephone line at 877-628-8575. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for April 30, 2020.

The following table provides a breakdown of the major components of our total NAV as of April 30, 2020 (dollar amounts in thousands):

Components of NAV	April 30, 2020
Loans receivable	$614,419
Mortgage-backed securities, at fair value	15,160
Cash and cash equivalents	64,263
Restricted cash	3,943
Other assets	6,158
Collateralized loan obligation, net of deferred financing costs	(322,480)
Repurchase agreements payable, net of deferred financing costs	(114,152)
Accrued stockholder servicing fees(1)	(103)
Other liabilities	(11,811)

Net asset value	$255,397

Number of outstanding shares	10,219,209

(1)

Stockholder servicing fees only apply to Class S, Class T, Class D and Class M shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a daily basis as such fee is accrued. Under U.S. generally accepted accounting principles (“GAAP”), we accrue future stockholder servicing fees in an amount equal to our best estimate of fees payable to the dealer manager at the time such shares are sold. As of April 30, 2020, we accrued under GAAP $12,303 of stockholder servicing fees payable to the dealer manager. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class. The dealer manager does not retain any of these stockholder servicing fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of April 30, 2020 (dollar amounts in thousands, except per share data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class M Shares	Class I Shares	Class F Shares	Class Y Shares	Total
Net asset value	$101,570	$30,426	$12,854	$42,383	$42,514	$22,187	$3,463	$255,397
Number of outstanding shares	4,030,387	1,217,082	513,629	1,689,448	1,734,389	893,158	141,116	10,219,209

NAV per Share as of April 30, 2020	$25.2011	$24.9994	$25.0249	$25.0868	$24.5124	$24.8418	$24.5422

Portfolio Update

As of April 30, 2020, we had not recorded any impairments or non-accruals in our loan portfolio, which represented approximately 97% of our total investments as of such date. Further, over 75% of our senior secured loan portfolio had reserves equal to three months or more of debt service. We did not make any new loans in April. The change in our NAV per share during April 2020 was driven primarily by unrealized appreciation in our commercial mortgage-backed securities, or CMBS. Our CMBS, all of which are investment grade and held on an unlevered basis, represented approximately 3% of our total investments as of April 30, 2020.

Business Update

Year-to-date through April 30, 2020, one-month LIBOR has fallen from 1.76% to 0.33%, which has had a positive impact on our net income. As of April 30, 2020, all of the senior secured floating-rate loans in our portfolio included LIBOR floors, with a weighted average floor of 1.75%, while 76% of the borrowings under our financing arrangements had no floor and the remainder (or approximately 24%) had an average LIBOR floor of 0.74%.

April 2020 Distributions

On April 30, 2020, we paid our April 2020 cash distributions for each class of our common stock in the amounts per share set forth below:

Distribution
Class F Common Stock	$0.1610
Class Y Common Stock	$0.1610
Class T Common Stock	$0.1173
Class S Common Stock	$0.1173
Class D Common Stock	$0.1288
Class M Common Stock	$0.1288
Class I Common Stock	$0.1350

The distributions for each class of outstanding common stock were paid on April 30, 2020 to stockholders of record as of April 29, 2020. The distributions were paid in cash or reinvested in shares of our common stock for stockholders participating in our distribution reinvestment plan.

Share Repurchases

Pursuant to our share repurchase plan, the total amount of shares that we will repurchase is limited, in any calendar month, to shares whose aggregate value (based on the repurchase price per share on the date of the repurchase) is no more than 2% of our aggregate NAV of all classes of shares then participating in our share repurchase plan as of the last calendar day of the previous calendar month. As of 4:00 p.m. (Eastern Time) on April 29, 2020, the deadline for receipt of repurchase requests for the April 2020 repurchase period, repurchase requests representing approximately $6.68 million in aggregate value were received in good order by the transfer agent, which was in excess of the monthly repurchase limit of $4.92 million. As a result, shares repurchased for the April 2020 repurchase period were repurchased on a pro rata basis and each stockholder that requested to have shares repurchased in April received approximately 73.6% of the requested amount.

Stockholders who wish to have their shares repurchased in May 2020 must resubmit their repurchase requests.